(All dollar amounts are United States dollars unless otherwise stated)

GALIANO GOLD REPORTS Q2 2020 RESULTS

Vancouver, British Columbia, July 30, 2020 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) (formerly Asanko Gold Inc.) reports second quarter ("Q2") 2020 operating and financial results1 for the Asanko Gold Mine ("AGM"), located in Ghana, West Africa. The AGM is a 50:50 joint venture ("JV") with Gold Fields Ltd (JSE, NYSE: GFI), which is managed and operated by Galiano.

Q2 2020 Asanko Gold Mine Highlights (100% basis)

  Record quarterly gold production of 69,026 ounces at an all-in sustaining cost2 ("AISC") of $1,067/oz

  Gold sales of 61,357 ounces at an average realized price of $1,651/oz, generating gold sales proceeds of $101.3 million

  Strong cash flow generation with operating cash flow of $48.8 million, and free cash flow2 of $22.6 million

  As at June 30, 2020, the JV had cash of $47.8 million (with the RMB revolving credit facility of $30.0 million fully drawn) and an estimated amount of approximately $10.0 million in gold on hand

  Completed exploration drilling programs at Akwasiso and Abore with results indicating an extension of mineralization of both pits

Q2 2020 Quarterly Highlights for Galiano Gold Inc.

  Net income after tax of $14.7 million and Adjusted EBITDA2 of $18.5 million

  At June 30, 2020, Galiano held cash and receivables of $68.0 million

  Continued returning capital to shareholders through the normal course issuer bid ("NCIB") program with 326,654 common shares repurchased and cancelled for $0.3 million

  Entered into an At-the-Money Offering Agreement whereby the Company may sell common shares for aggregate gross proceeds of up to US$50.0 million, the offering is an additional tool to augment the Company's capital needs as and when required. No shares were sold pursuant to the At-the-Market Offering Agreement in Q2.

  Published the 2019 Sustainability Report on July 17, 2020

"Q2 was another strong operational and financial quarter at the Asanko Gold Mine," said Greg McCunn, Chief Executive Officer. "The stability and flexibility with multiple pits in operation has provided us with a sixth consecutive quarter of production of over 60,000 ounces.  The strength in operations delivered another quarter of solid cash flow which enabled the AGM to return capital through a distribution to the joint venture partners totalling $30 million during the quarter bringing year-to-date distributions from the joint venture to $75m.

We remain on track for our production guidance of 225,000 to 245,000 ounces at all-in sustaining costs of between $1,000 - $1,100/oz. Over the second half of the year with the Nkran Cut 2 depleted, ore will be sourced from the lower grade Esaase Main and Akwasiso pits.  While year-to-date AISC are well below the bottom end of our guidance at $929/oz, we are anticipating a planned increase to our costs in Q3 as we ramp-up sustaining capital expenditures associated with the raise of the tailings storage facility, and ongoing stripping costs at Esaase Main and Akwasiso.  We also expect a decline in production compared to our record breaking Q2 as a result of the lower grade from both pits as the AGM transitions to Akwasiso as the AGM's primary fresh ore source."

"Following the launch of our re-invigorated exploration program, we were pleased with the results to date which indicate an extension of the mineralization at both the Akwasiso and Abore pits.  We have also completed a drilling program at the Nkran pit to both improve confidence in the resource model for Cut 3 and to test mineralization below the planned pit. The focus on exploration in Q3 will be on delineating and expanding upon known mineralization at the highly prospective Mirandani targets."

Asanko Gold Mine - Summary of Q2 2020 Operational and Financial Results (100%)

AGM (100% basis before any impairment adjustments)	Q2 2020	Q1 2020	Q2 2019
Ore mined ('000t)	1,361	1,911	1,056
Waste mined ('000t)	8,128	7,051	7,808
Total mined ('000t)	9,489	8,962	8,864
Strip ratio (W:O)	6.0	3.7	7.4
Average gold grade mined (g/t)	1.4	1.6	1.6
Mining cost ($/t mined)	3.59	3.89	4.36
Ore milled ('000t)	1,638	1,400	1,375
Average mill head grade (g/t)	1.4	1.6	1.5
Average recovery rate (%)	94	94	93
Processing cost ($/t treated)	9.77	11.13	10.60
Gold production (oz)	69,026	66,333	62,067
Gold sales (oz)	61,357	67,820	66,337
Average realized gold price ($/oz)	1,651	1,542	1,290
Operating cash costs[2] ($/oz)	725	599	660
Total cash costs[2] ($/oz)	807	676	724
All-in sustaining costs[2] ($/oz)	1,067	805	1,180
All-in sustaining margin[2] ($/oz)	584	737	110
All-in sustaining margin[2] ($m)	35.8	50.0	7.3
Revenue ($m)	101.5	104.8	85.7
Income from mine operations ($m)	35.9	48.4	20.8
Cash provided by operating activities	48.8	37.0	20.5

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  During the quarter, there were no lost time injuries ("LTI") and one total recordable injury ("TRI") reported resulting in a LTI frequency rate of nil per million employee hours worked and a TRI frequency rate of 0.41 per million employee hours worked.

  Gold production of 69,026 ounces during the three months ended June 30, 2020.

  During Q2 2020, the AGM sold 61,357 ounces of gold at an average realized gold price of $1,651/oz. Revenues totaled $101.5 million (including $0.2 million of by-product revenue).

  The AGM incurred operating cash costs per ounce2 of $725, total cash costs per ounce2 of $807 and AISC2 of $1,067 per ounce in Q2 2020. The increase in total cash costs per ounce2 and AISC2 from Q1 2020 was primarily due to higher sustaining capital cost associated with raising the height of the AGM's tailings storage facility, while production costs in Q2 2020 did not benefit from the same positive net realizable value adjustments as did occur in Q1 2020. In addition, the AGM recorded lower gold sales volumes in Q2 2020 which had the effect of increasing fixed production costs on a per unit basis. AISC2 was also higher in Q2 2020 due to higher royalty expense as a result of elevated gold prices and the impact of COVID-19.

  Total cost of sales (including depreciation and depletion and royalties) amounted to $65.7 million in Q2 2020, an increase of $0.7 million from Q2 2019. The increase in cost of sales was primarily due to higher total cash costs and royalties expense arising from improvement in the gold price during Q2 2020 compared to Q2 2019.  These factors were partly offset by a decrease in gold ounces sold in Q2 2020 compared to Q2 2019 and a reduction in depreciation and depletion expense following the impairment recorded in Q4 2019.

  Strong cash flow generation with operating cash flow of $48.8 million (after taking into account favorable working capital changes of $4.6 million) and free cash flow2 of $22.6 million during Q2 2020. This compares to $20.5 million of cash flows from operating activities and $2.6 million of free cash flow2 during Q2 2019. The improvement in free cash flow2 was the result of a $14.1 million increase in income from operations (excluding depreciation and depletion) and a $19.4 million favorable decrease in cash invested in non-cash working capital when comparing Q2 2020 to Q2 2019. These factors were partly offset by an $8.7 million increase in cash flows associated with capital expenditure from Q2 2019 to Q2 2020 relating to the raise of the tailings storage facility as well as the Tetrem village relocation project.

  As at June 30, 2020, the JV had cash of $47.8 million (including the funds from the fully drawn $30.0 million revolving line of credit) and $10.0 million in gold on hand.

Galiano Gold Inc. - Summary Q2 2020 Financial Results

Consolidated	Q2 2020	Q1 2020	Q2 2019
Net income ($m)	14.7	21.8	6.1
Net income per share	$0.07	$0.10	$0.03
Adjusted EBITDA[2] ($m)	18.5	21.9	12.4

  The Company reported net income after tax of $14.7 million in Q2 2020 compared to net income of $6.1 million in Q2 2019. The improvement in earnings during Q2 2020 was predominantly the result of an increase in the Company's 45% interest in the net earnings of the JV which totaled $14.3 million for the quarter.

  The Company continued to return capital to shareholders through its NCIB program. During Q2 2020, the Company repurchased and cancelled a total of 326,654 common shares under the NCIB program for $0.3 million (average acquisition price of $0.86 per share).

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  During the quarter, the Company received $15.0 million in distributions from the JV. These payments were recorded as redemptions of the previously recognized preference shares.

  As at June 30, 2020, the Company had cash on hand of $64.9 million and $3.0 million in receivables for a gross liquidity position of $68.0 million and no debt.

  Adjusted EBITDA2 for Q2 2020 amounted to $18.5 million, compared to $12.4 million in Q2 2019. The increase in Adjusted EBITDA was primarily a result of the increase in the Company's interest in the AGM's net earnings.

  Cash used in operating activities in Q2 2020 was $1.0 million, compared to $2.1 million in Q2 2019. The decrease in cash used in operations was due to cash inflows associated with working capital changes during Q2 2020.

2020 Outlook

In 2020, the AGM is on track to deliver on its guidance of 225,000 to 245,000 ounces of gold production at AISC2 of $1,000 to $1,100/oz. AISC2 includes budgeted sustaining capital expenditures of $11 million (spend to date: $7.0 million), primarily for a planned tailings storage facility lift of $7 million. Year-to-date AISC2 performance has been below the Company's guidance range and, accordingly, the Company expects AISC2 for the remainder of the year to be higher than the guidance range and significantly higher than AISC2 in the first half of the year, but yielding a full-year AISC2 in line with guidance.

The Company expects a decline in production during the second half of the year (compared to production achieved in the first half of 2020) as the mine plan expects to source ore primarily from Esaase and transition to Akwasiso as the AGM's primary fresh ore source, resulting in a lower mined grade for the second half of 2020. These ore sources will be augmented where necessary with run-of-mine stockpile material.

Development capital is forecast at $24 million (spend to date: $16.0 million), primarily for the Tetrem village relocation. In addition, $10 million is budgeted for exploration (spend to date: $3.2 million), mainly around the Miradani mineralized trend.

Guidance	YTD (Actual)	FY 2020 (Forecast)
Gold Production (oz)	135,359	225,000 - 245,000
AISC[2] ($/oz)	929	1,000 - 1,100

COVID-19 Update

The JV continues to operate in all material respects with strict hygiene, deep cleaning, restriction of personnel movement, ongoing monitoring and physical distancing protocols in place in accordance with the Ghanaian Ministry of Health Guidelines. The AGM has established additional protocols and procedures to manage any confirmed cases of COVID-19, including contact tracing, isolating affected persons, rapid testing of personnel and transportation of infected personnel to Government run isolation facilities; additionally, on-site accommodations have been modified to isolate infected and suspected to be infected individuals limiting cross contamination. As a result, though there have been several confirmed cases of COVID-19 among the operational personnel at the AGM (mostly asymptomatic), to date the AGM’s operations have been able to continue uninterrupted in all material respects with all confirmed cases cleared and those employees resuming normal duties after completing two-week regulatory isolation.  The Company’s Johannesburg office is currently closed and staff are working remotely as a number of personnel have tested positive for COVID-19, with some staff experiencing symptoms and, in one case, requiring hospitalization. The Company’s offices in Vancouver and Accra are observing local regulations and, along with the Johannesburg team, continue to support the AGM’s operations.

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The AGM has continued to build its supply chain and has stockpiled key reagents, consumables, critical spares and diesel supply. The AGM's primary refiner, based in South Africa, continues to receive shipments and refine gold doré from the AGM.

  This news release should be read in conjunction with Galiano's Management's Discussion and Analysis and the Condensed Consolidated Interim Financial Statements for the three and six months ended June 30, 2020 and 2019, which are available at www.galianogold.com and filed on SEDAR.

Notes:

1  During Q2 2020, in order to align with a recent change in Gold Fields' production calendar, the period-end close was moved from the eighth calendar day prior to the quarter-end to a calendar period-end cut-off. As a result, Q2 2020 included an additional eight days of production. This is a once-off timing adjustment.

2 Non-GAAP Performance Measures

The Company has included certain non-GAAP performance measures in this press release. These non-GAAP performance measures do not have any standardized meaning. Accordingly, these performance measures are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Non-GAAP Measures section of Galiano's Management Discussion and Analysis for an explanation of these measures and reconciliations to the Company's reported financial results in accordance with IFRS.

  Operating Cash Costs per ounce and Total Cash Costs per ounce

Operating cash costs are reflective of the cost of production, adjusted for share-based payments and by-product revenue per ounce of gold sold. Total cash costs include production royalties of 5%.

  All-in Sustaining Costs Per Gold Ounce

The Company has adopted the reporting of "all-in sustaining costs per gold ounce" ("AISC") as per the World Gold Council's guidance. AISC include total cash costs, corporate overhead expenses, sustaining capital expenditure, capitalized stripping costs and reclamation cost accretion per ounce of gold sold.

  Adjusted net income attributable to common shareholders

The Company has included the non-GAAP performance measures of adjusted net income (loss) attributable to common shareholders and adjusted net income (loss) per common share.  Neither adjusted net income nor adjusted net income per share have any standardized meaning and are therefore unlikely to be comparable to other measures presented by other issuers. Adjusted net income excludes certain non-cash items from net income or net loss to provide a measure which helps the Company and investors to evaluate the results of the underlying core operations of the Company and its ability to generate cash flows and is an important indicator of the strength of our operations and the performance of our core business.

  Adjusted EBITDA

EBITDA provides an indication of the Company's continuing capacity to generate income from operations before taking into account the Company's financing decisions and costs of amortizing capital assets. Accordingly, EBITDA comprises net income (loss) excluding interest expense, interest income, amortization and depletion, and income taxes. Adjusted EBITDA adjusts EBITDA to exclude non-recurring items and to include the Company's interest in the adjusted EBITDA of the JV. Other companies and JV partners may calculate EBITDA and Adjusted EBITDA differently.

  Free cash flow
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The Company believes that in addition to conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use free cash flow to evaluate the JV's performance with respect to its operating cash flow capacity to meet non-discretionary outflows of cash. The presentation of free cash flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures. Free cash flow is calculated as cash flows from operating activities of the JV adjusted for cash flows associated with sustaining and non-sustaining capital expenditures and payments made to mining contractors for leases capitalized under IFRS 16.

Enquiries:

Lynette Gould

SVP Investor Relations

Toll-Free (N. America): 1-855-246-7341

Telephone: 1-778-729-0608

Email: lynette.gould@galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of long-term value creation for its stakeholders through exploration and disciplined deployment of its financial resources. The company currently operates and manages the Asanko Gold Mine, located in Ghana, West Africa which is jointly owned with Gold Fields Ltd.  The Company is strongly committed to the highest standards for environmental management, social responsibility, and health and safety for its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Cautionary Note Regarding Forward-Looking Statements

Certain statements and information contained in this news release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and "forward-looking information" within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future conditions and courses of action. All statements and information other than statements of historical fact may be forward looking statements. In some cases, forward-looking statements can be identified by the use of words such as "seek", "expect", "anticipate", "budget", "plan", "estimate", "continue", "forecast", "intend", "believe", "predict", "potential", "target", "may", "could", "would", "might", "will" and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook.

Forward-looking statements in this news release include, but are not limited to: estimates regarding the value of the gold currently held at the AGM; expectations with respect to the Company's exploration program, including the expected results therefrom and the associated impact on the AGM's mineral reserve and resource estimates, the timelines associated therewith, additional follow-on exploration programs, the ability of the exploration program to replace depletion from mining operations and the expected cost of the exploration program; statements with respect to future sales pursuant to the Company's at-the-market offering; statements with respect to planned mining and development operations at the AGM for the remainder of 2020; expectations regarding development capital;  expected gold production; and cost estimates. Such forward-looking statements are based on a number of material factors and assumptions, including, but not limited to: the ability of the AGM to continue to operate during the COVID-19 pandemic; that gold production and other activities will not be curtailed as a result of the COVID-19 pandemic; that the AGM will be able to continue to ship doré from the AGM site to be refined; that the doré produced by the AGM will continue to be able to be refined at similar rates and costs to the AGM, or at all; that the other current or potential future effects of the COVID-19 pandemic on the Company's business, operations and financial position, including restrictions on the movement of persons (and in particular, the AGM's workforce), restrictions on business activities, including access to the AGM, restrictions on the transport of goods, trade restrictions, increases in the cost of necessary inputs, reductions in the availability of necessary inputs and productivity and operational constraints, will not impact its 2020 production and cost guidance; that the Company's and the AGM's responses to the COVID-19 pandemic will be effective in continuing its operations in the ordinary course; the accuracy of the estimates and assumptions underlying the Mineral Resource and Mineral Reserve estimates, including future gold prices, cut-off grades and  production and processing estimates; the successful completion of development and exploration projects, planned expansions or other projects within the timelines anticipated and at anticipated production levels; that mineral resources can be developed as planned; that the Company's relationship with joint venture partners will continue to be positive and beneficial to the Company; interest and exchange rates; that required financing and permits will be obtained; general economic conditions; that labour disputes or disruptions, flooding, ground instability, geotechnical failure, fire, failure of plant, equipment or processes to operate are as anticipated and other risks of the mining industry will not be encountered; that contracted parties provide goods or services in a timely manner; that there is no material adverse change in the price of gold or other metals; competitive conditions in the mining industry; title to mineral properties; costs; taxes; the retention of the Company's key personnel; and changes in laws, rules and regulations applicable to Galiano.

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Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements to differ materially from those anticipated in such forward-looking statements. The Company believes the expectations reflected in such forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and you are cautioned not to place undue reliance on forward-looking statements contained herein. Some of the risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements contained in this news release, include, but are not limited to: the Company's and/or the AGM's operations may be curtailed or halted entirely as a result of the COVID-19 pandemic, whether as a result of governmental or regulatory law or pronouncement, or otherwise; that the doré produced at the AGM may not be able to be refined at expected levels, on expected terms or at all; that the Company and/or the AGM will experience increased operating costs as a result of the COVID-19 pandemic; that the AGM may not be able to source necessary inputs on commercially reasonable terms, or at all; the Company's and the AGM's responses to the COVID-19 pandemic may not be successful in continuing its operations in the ordinary course; mineral reserve and resource estimates may change and may prove to be inaccurate; life of mine estimates are based on a number of factors and assumptions and may prove to be incorrect; AGM has a limited operating history and is subject to risks associated with establishing new mining operations; sustained increases in costs, or decreases in the availability, of commodities consumed or otherwise used by the Company may adversely affect the Company; actual production, costs, returns and other economic and financial performance may vary from the Company's estimates in response to a variety of factors, many of which are not within the Company's control; adverse geotechnical and geological conditions (including geotechnical failures) may result in operating delays and lower throughput or recovery, closures or damage to mine infrastructure; the ability of the Company to treat the number of tonnes planned, recover valuable materials, remove deleterious materials and process ore, concentrate and tailings as planned is dependent on a number of factors and assumptions which may not be present or occur as expected; the Company's operations may encounter delays in or losses of production due to equipment delays or the availability of equipment; the Company's operations are subject to continuously evolving legislation, compliance with which may be difficult, uneconomic or require significant expenditures; the Company may be unsuccessful in attracting and retaining key personnel; labour disruptions could adversely affect the Company's operations; the Company's business is subject to risks associated with operating in a foreign country; risks related to the Company's use of contractors; the hazards and risks normally encountered in the exploration, development and production of gold; the Company's operations are subject to environmental hazards and compliance with applicable environmental laws and regulations; the Company's operations and workforce are exposed to health and safety risks; unexpected costs and delays related to, or the failure of the Company to obtain, necessary permits could impede the Company's operations; the Company's title to exploration, development and mining interests can be uncertain and may be contested; the Company's properties may be subject to claims by various community stakeholders; risks related to limited access to infrastructure and water; the Company's exploration programs may not successfully expand its current mineral reserves or replace them with new reserves; the Company's common shares may experience price and trading volume volatility; the Company's revenues are dependent on the market prices for gold, which have experienced significant recent fluctuations; the Company may not be able to secure additional financing when needed or on acceptable terms; Company shareholders may be subject to future dilution; risks related to changes in interest rates and foreign currency exchange rates; changes to taxation laws applicable to the Company may affect the Company's profitability and ability to repatriate funds; the Company's primary asset is held through a joint venture, which exposes the Company to risks inherent to joint ventures, including disagreements with joint venture partners and similar risks; risks related to the Company's internal controls over financial reporting and compliance with applicable accounting regulations and securities laws; the carrying value of the Company's assets may change and these assets may be subject to impairment charges; the Company may be liable for uninsured or partially insured losses; the Company may be subject to litigation; the Company may be unsuccessful in identifying targets for acquisition or completing suitable corporate transactions, and any such transactions may not be beneficial to the Company or its shareholders; the Company must compete with other mining companies and individuals for mining interests; and risks related to information systems security threats.

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Although the Company has attempted to identify important factors that could cause actual results or events to differ materially from those described in the forward-looking statements, you are cautioned that this list is not exhaustive and there may be other factors that the Company has not identified. Furthermore, the Company undertakes no obligation to update or revise any forward-looking statements included in, or incorporated by reference in, this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

Neither Toronto Stock Exchange nor the Investment Industry Regulatory Organization of Canada accepts responsibility for the adequacy or accuracy of this release.

Source: Galiano Gold Inc.

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